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April 12, 2004

Mr. Sean Moore
134 North Woodcrest Drive
Melrose, Massachusetts 02176

Dear Mr. Moore:

I am happy to offer you the position of Director of Sales and Marketing with HiEnergy effective May 15, 2004 under the following terms and conditions:

      1.    Your initial annual salary will be $80,000;

      2. You will receive 50,000 stock options per year under our Qualified Stock Option Program;

      3.    You will participate in the company's health and dental plan.

You will be reporting directly to me according to the list of tasks and responsibilities to be mutually determined. Additional incentive bonuses will be determined based on performance and once a specific product and sales plan has been finalized. For your transition to California we will provide up to 30 days of accomodation in Irvine, California.

We hope that you find our emerging technology exciting and your new position challenging and such that would manifest your talents and experience at their best.

Please confirm your acceptance of this appointment by co-signing this letter below.

With best wishes for a successful career in this ground-breaking technological venture of vital national interest.

Sincerely yours,
HiEnergy Technologies, Inc., by



/s/
-----------------------------
Bogdan Maglich
CEO



/s/
-----------------------------
Sean Moore